AB 3/10

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

09058999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 State Street
(No. and Street)

Boston	**Massachusetts**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia **(617) 994-7582**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116-5022**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

CCO INVESTMENT SERVICES CORP.

(SEC I.D. No. 8-48744)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

OATH OF AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investment Services Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

IRENE D. GAMBUTO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 17, 2014

Notary Public

Signature

Senior Vice President – CFO
Title

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

We have audited the accompanying consolidated statement of financial condition of CCO Investment Services Corp. and subsidiaries (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2008, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS	
Cash and cash equivalents	$ 18,448
Deposits with clearing organization	50
Commission receivable	2,438
Fees receivable	2,130
Net deferred tax asset	621
Furniture, equipment and capitalized software (Cost of $6,665 - net of $5,068 of accumulated depreciation)	1,597
Employee advances	7,050
Other assets	1,064
TOTAL	$ 33,398
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 47
Payable to insurance carriers	3,321
Accrued incentive compensation	3,724
Accrued expenses and other liabilities	2,735
Total liabilities	9,827
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value - authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	17,500
Retained earnings	6,071
Total stockholder's equity	23,571
TOTAL	$ 33,398

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

REVENUE:	
Commissions	$75,132
Trading	2,653
Insurance commission	2,388
Fees	2,314
Interest	31
Total revenue	82,518
EXPENSES:	
Employee compensation and benefits	48,205
Services and management fee to Parent	7,303
Clearing fees	3,778
Other outside service fees	1,769
Legal and audit	1,419
Travel and entertainment	962
Occupancy and equipment	943
Telephone	522
Other expenses	1,510
Total expenses	66,411
INCOME BEFORE INCOME TAXES	16,107
INCOME TAX	6,272
NET INCOME	$ 9,835

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2008	$ -	$ 17,500	$ 1,736	$ 19,236
Net Income			9,835	9,835
Dividends to Parent			(5,500)	(5,500)
BALANCE — December 31, 2008	$	$ 17,500	$ 6,071	$ 23,571

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 9,835
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization on fixed assets	705
Amortization of employee loan advances	1,676
Decrease in deferred tax asset	493
Changes in operating assets and liabilities:	
Decrease in commissions receivable	1,531
Decrease in fees receivable	917
Decrease in due from affiliates	23
Decrease in other assets	131
Decrease in due to affiliates	(1,854)
Increase in payable to insurance carriers	2,299
Increase in accrued incentive compensation	1,765
Decrease in accrued outside service fees, accrued expenses, and other liabilities	(1,571)
Net cash provided by operating activities	15,950
CASH FLOWS FROM INVESTING ACTIVITIES:	
Employee loan advances	(3,744)
Purchase of furniture, equipment, and capitalized software	(363)
Net cash used in investing activities	(4,107)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to Parent	(5,500)
INCREASE IN CASH AND CASH EQUIVALENTS	6,343
CASH AND CASH EQUIVALENTS — Beginning of year	12,105
CASH AND CASH EQUIVALENTS — End of year	$ 18,448
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 5,885

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. and subsidiaries (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. (CFG). CFG is a wholly owned subsidiary of the Royal Bank of Scotland Group plc ("RBSG"). On December 1, 2008, the UK Government became the ultimate controlling party of RBSG. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company owns 100% of Citizens Financial Services Insurance Agency, Inc. (CFSIA). CFSIA was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the Commonwealth of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations. The Company also owns 100% of Citizens Insurance Agency of New York, Inc. (CIANY). CIANY is a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of New York. CIANY records revenues and expenses related to the Company's New York insurance operations.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The financial statements are prepared in conformity with accounting policies generally accepted in the U.S.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual

results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, fees receivable and contingences.

Revenue Recognition — Commission income represents commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee (12b-1 fee) that is charged to the fund over a stated period. The Company recognizes 12b-1 commissions when the fees are received.

Insurance commission income represents commissions received from sales of various insurance products and are recognized when the insurance products are sold to customers.

The Company assesses fees to customers for IRA and inactivity fees, which are accrued in the period in which they are earned and are reflected net of fees paid.

Trading revenue relates to income received from the purchases and sales of securities.

Cash and Cash Equivalents — For the purposes of reporting cash flows, balances include cash and money market accounts with an average maturity of less than 90 days.

Deposits at Clearing Organization — Represents the cash account balance that is required to be maintained at NFS in connection with that organization's clearing services agreement.

Employee Advances — To recruit and retain financial consultants, the Company will offer financial consultants who meet specific criteria employee advances. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company. The Company has established adequate reserves for advances given to financial consultants who left the Company prior to the balance being fully amortized.

Fair Value of Financial Instruments — All financial instruments, including receivables and payables, on the Company's consolidated statement of financial condition are carried at fair value or at amounts that approximate fair value.

New Accounting Pronouncements — In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* (SFAS 157), which enhances existing guidance for measuring assets and liabilities reported at fair value. FAS157 provides a single definition of fair value, a framework for measuring it, and a requirement for additional disclosures about the use of fair value to measure assets and liabilities. Pursuant to SFAS 157, the definition of fair value is based on an exit price (for an asset, the price at which it would be sold, rather than the price it would be bought), regardless of whether the entity plans to hold or sell the asset. Additionally, fair values must rest on assumptions that market participants (rather than the asset owner or liability issuer) would use to price the asset or liability. The statement defines a hierarchy to rank the quality and reliability of information used to determine fair values. Quoted market prices are the most reliable valuation inputs and inputs based on unobservable data are the least reliable. The Company adopted SFAS 157 on January 1, 2008. The adoption of SFAS 157 did not materially impact the Company's consolidated results of operations or financial condition.

In February 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB*

Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The Company adopted SFAS 159 on January 1, 2008. The adoption of SFAS 159 did not materially impact the Company's consolidated results of operations or financial condition.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2008 the Company maintained $6,255 in demand deposit accounts which consists of Cash and Cash Equivalents with its Parent.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. At December 31, 2008, the total fees incurred were $7,303, which were included in Services and Management Fee to Parent. All operating costs of the Company are paid by CFG and are reimbursed by the Company on a monthly basis based on estimates on expenses of the prior month. Such costs are recorded and settled on a monthly basis.

Employees of the Company are covered under the postretirement benefit plans sponsored by CFG. For the year ended December 31, 2008, the expense charged to the Company for retirement benefits was approximately $440, which has been included as a component of Employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically three to five years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized using the straight-line method over the estimated useful life of five years. The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use.

	Cost
Furniture	$ 1,022
Equipment	2,002
Software	3,641
	6,665
Less accumulated depreciation and amortization	(5,068)
Furniture, equipment, and software — net	$ 1,597

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2008, the Company had unconsolidated net capital of $10,237, which was in excess of the required net capital of $614 by $9,623. The Company's ratio of aggregate indebtedness to unconsolidated net capital was .90-to-1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(ii) of that rule.

6. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal return filed by CFG. Accordingly, the income tax expense or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity.

The Company accounts for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There were no uncertain tax positions as of and during the year ended December 31, 2008.

The components of income taxes for the year ended December 31, 2008, were as follows:

Current tax expense	$ 5,779
Deferred tax expense	493
Total tax expense	$ 6,272

The effective income tax reconciliation for the year ended December 31, 2008, is as follows:

Tax at statutory rate	$ 5,637	35.00%
State tax	693	4.30%
Meals and entertainment	17	0.11%
Other	(75)	-0.47%
Total	$ 6,272	38.94%

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2008, are as follow:

Deferred tax asset — accrued expenses	$ 641
Deferred tax asset — net operating losses	$ 62
Deferred tax liability — depreciation	(82)
Net deferred tax asset	$ 621

At December 31, 2008, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

CFG and its subsidiaries file income tax returns in various jurisdictions. With few exceptions, CFG is no longer subject to U.S. federal or state and local income tax examinations by major tax authorities for years before 2000. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the statement of operations. There were no uncertain tax positions as of or during the year ended December 31, 2008.

7. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage activities to domestic customers. Revenues for these services are transaction based. The Company also receives revenues based on customer's asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

8. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contigencies". Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008 — UNCONSOLIDATED
(In thousands)

	Unaudited Amount Per December 31, 2008 Amended Focus Report*
COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 23,571
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Commissions and fees receivable	2,178
Due from affiliates	569
Furniture and equipment	1,597
Other assets	1,064
Employee advances	7,050
Net deferred tax asset	621
Total nonallowable assets	13,079
Net capital before haircuts on securities positions	10,492
HAIRCUTS ON SECURITIES — Money market	(255)
NET CAPITAL	10,237
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	614
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	100
NET CAPITAL REQUIREMENT	614
EXCESS NET CAPITAL	$ 9,623
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS	$ 9,216
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	90 %

* Differences represent assets and liabilities of the subsidiaries of the Company which are not included in the Company's net capital computation as they are not registered broker dealers. See page 13 for details of assets and liabilities of these subsidiaries.

Note: There were no material differences between the above computation and the Company's corresponding unaudited amended FOCUS report filed on February 27, 2009

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 AS OF DECEMBER 31, 2008
(In thousands)

RECONCILIATION TO FOCUS REPORT	Audited Consolidated Financial Statements	Subsidiary Assets/ Liabilities [1]	Unaudited Amended Focus Report Unconsolidated
ASSETS:			
Cash and cash equivalents	$ 18,448	$ (1,009)	$ 17,439
Deposits with clearing organizations	50		50
Commission and fees receivable	4,568	(102)	4,466
Employee advances	7,050		7,050
Other assets	1,064		1,064
Due from affiliates		569	569
Furniture and equipment	1,597		1,597
Net deferred tax asset	621		621
TOTAL ASSETS	$ 33,398	$ (542)	$ 32,856
LIABILITIES:			
Due to affiliates	$ 47	$	47
Accrued incentive compensation	3,724	(1,327)	2,397
Accrued expenses	2,735	1,062	3,797
Payable to insurance carriers	3,321	(277)	3,044
TOTAL LIABILITIES	$ 9,827	$ (542)	$ 9,285
TOTAL STOCKHOLDER'S EQUITY	$ 23,571		$ 23,571
TOTAL	$ 33,398	$ (542)	$ 32,856

[1] Amounts represent assets and liabilities of the subsidiaries of the Company (see Note 1) which are not included in the Company's net capital computation as they are not registered broker dealers.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Corp.

In planning and performing our audit of the consolidated financial statements of CCO Investment Services Corp. and subsidiaries (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2009

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008 — UNCONSOLIDATED
(In thousands)

COMPUTATION OF NET CAPITAL	Unaudited Amount Per December 31, 2008 Amended Focus Report*	Adjustments		Unaudited Amount Per December 31, 2008 Focus Report*
TOTAL STOCKHOLDER'S EQUITY	$ 23,571	$ (466)	(a)	$ 24,037
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:				
Commissions and fees receivable	2,178	(1,099)	(b)	3,277
Due from affiliates	569			569
Furniture and equipment	1,597			1,597
Other assets	1,064			1,064
Employee advances	7,050			7,050
Deferred tax asset	621			621
Total nonallowable assets	13,079	(1,099)		14,178
Net capital before haircuts on securities positions	10,492	633		9,859
HAIRCUTS ON SECURITIES — Money market	(255)	(37)	(c)	(218)
NET CAPITAL	10,237	596		9,641
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	614	48		566
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	100			100
NET CAPITAL REQUIREMENT	614	48		566
EXCESS NET CAPITAL	$ 9,623	$ 548		$ 9,075
COMPUTATION OF AGGREGATE INDEBTEDNESS				
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 9,216	$ 802		$ 8,484
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	90 %	2 %		88 %

(a) 2008 Audit adjustment
(b) 2008 Audit adjustment of deposits in transit reclassification
(c) Additional haircut on Money Market Funds

CCO Investment Services Corp.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

Consolidated Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules as of December 31, 2008, and Independent Auditors' Report

Filed Pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**